Room 4561

July 31, 2008

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 3. Key Information

D. Risk Factors, page 4

1.   We note that you repeat some disclosure in several risk factors. For example, you discuss the risk of government policies and regulations, such as the Anti-Internet Addiction Regulations, in the People's Republic of China on pages 14 and 15. This section is intended to be a summary of more detailed discussions contained

elsewhere in the document. In future filings, please consider revising the section to eliminate redundancies and make the disclosure more concise. See Instructions to Item 3.D of Form 20-F.

Item 4. Information on the Company

History and Development of our Company, page 18

2.   You state on page 20 that since disposing of your music distribution business in 2005 and acquiring a gaming software provider in 2004 and the online games business in 2006, you have become a major provider of gaming software and online gaming services and online games. Please provide the basis for this statement regarding your competitive position.

Item 6. Directors, Senior Management and Employees

C. Board Practices, page 72

3.   Item 6(c)(2) of Form 20-F requires disclosure of directors' service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or an appropriate negative statement. Please tell us why you have not included disclosure of this kind in this section.

Item 8. Financial Information

Information on Legal or Arbitration Proceedings, page 77

4.   You disclose a class action lawsuit that was filed in the U.S. District Court for the Southern District of New York in December 2001. In future filings, please explain more clearly the factual basis alleged to underlie legal proceedings and identify all parties.

Item 10. Additional Information

H. Documents on Display, page 93

5.   We note that the address for the U.S. Securities and Exchange Commission is 100 F Street, NE, Washington, DC 20549. In future filings, please make this correction.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 94

6.   You disclose that the company is subject to market risks related to foreign
        currency exchange rates and interest rates. You do not appear to have provided
        quantitative disclosure regarding these market risks, in the form of tabular
        disclosure, sensitivity analysis, or value at risk disclosures, as required by Item
        11(a)(1) of Form 20-F. Please explain.

Item 15. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 96

7.   You state that there have not been any "significant" changes in your internal
        control over financial reporting during the year covered by your Form 20-F that
        have materially affected, or are reasonably likely to materially affect, your
        internal control over financial reporting. Item 15(d) of Form 20-F requires this
        disclosure to be without qualification as to significance. In your response letter,
        please confirm that there were no changes that materially affected or were
        reasonably likely to materially affect your internal control over financial reporting
        during the year ended December 31, 2007. In addition, confirm that your future
        periodic filings will include language consistent with Item 15(d) of Form 20-F.

Item 18. Financial Statements

Note 1. Business Overview, Basis of Presentation, and Summary of Significant
Accounting Policies

Revenue Recognition

Gaming Software and Services Revenues, page F-11

8.   We note your discussion of the Company's revenue recognition policy for gaming
        software and services revenue focuses on UIM's revenue generating activities.
        We further note, however, that UIM is not the only customer that purchased your
        online gaming software products and related services. Please provide your
        revenue recognition policy for sales of your software licenses and related services
        to the Company's other licensees (excluding UIM). Tell us how you applied the
        guidance in SOP 97-2 in accounting for such sales. Also, please clarify whether
        these arrangements are considered multiple-element arrangements involving the
        sale of both product and services and if so, tell us how you account for such
        arrangements (including how you establish VSOE of fair value for the various
        elements) pursuant to SOP 97-2. Further, please provide a breakdown of such
        revenues between product and services.

Note 4. Divestitures

Divestiture – ADSL Business, page F-33

9.   We note that you sold your ADSL Internet access and services business to Webs-
        TV Digital International Corporation for total cash consideration of $18.1 million.
        Tell us how you determined the allocation of the $18.1 million sales price
        between $8.9 million for the sale of the ADSL business and $9.2 million for the
        sale of agreed upon services and the continued use of the Company's brand.
        Also, tell us how you determined the $7.7 million gain from this sale. In this
        regard, please tell us whether the gain was calculated based on the $18.1 million
        total cash consideration or the $8.9 million that was allocated to the sale of the
        ADSL business. Also, tell us how you determined that gain recognition at the
        time of sale was appropriate given the Company's continuing obligations.
        Further, if you separately accounted for the $9.2 million sale of services then
        please tell us how you recorded this transaction in your financial statements.
        Also, please provide the specific accounting literature you relied upon in
        accounting for these transactions.

Note 11. Marketable Securities – Noncurrent, page F-43

10.   We note that the Company accounts for its investments in convertible preferred
        stock of certain entities as available-for-sale debt securities pursuant to SFAS
        115. Please explain further the redemption rights for each of your preferred stock
        investments (T2CN, Infocomm Asia, Neostorm and XL) that were outstanding at
        December 31, 2006 and 2007. In this regard, tell us the conditions upon which
        these securities are redeemable and tell us how you considered the guidance in
        EITF 02-14 in determining that such redemption rights are substantive. Also, tell
        us how you considered the other factors in EITF 02-14 (i.e. subordination or risks
        and rewards of ownership) in concluding that these investments are not in-
        substance common stock. In addition, we note that during fiscal 2008 the
        Company invested in the preferred stock of Access China and SuperCup. Please
        tell us whether you are accounting for these investments under SFAS 115 and if
        so, please also address the Staff's comments noted herein as it relates to these
        investments.

11.   In addition, we note that the Company concluded that the estimated fair values of
        your noncurrent marketable securities approximate their carrying costs. Please
        provide the estimated fair values for each investment and describe the valuation
        techniques and assumptions used in determining such values.

Note 19. Shareholders' Equity, page F-53

12.   We note your discussion on page F-53 with regards to restrictions imposed by the PRC for the transfer of assets and payment of dividends. Tell us how you considered the requirements of Item 17 of Form 20-F and Rule 5-04(c) of Regulation S-X in determining whether parent company only financial statements should be included in the Company's Form 20-F.

Note 22. Income Taxes, page F-63

13.   Your disclosures on page F-65 indicate that the Company does not believe that sufficient objective, positive evidence currently exists to conclude that realization of your deferred tax assets is more likely than not and therefore, the Company has maintained a full valuation allowance against your deferred assets. We also note, however, from the table on page F-65 that the Company has realized a portion of this valuation for each of the last three fiscal years. Considering the Company has been profitable for the past four years and considering you have actually been utilizing your deferred tax assets for the past three fiscal years, please explain further your basis for concluding that it is more likely than not that your deferred tax assets will not be realized. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. We refer you to paragraphs 20 to 25 and 103 of SFAS 109.

Exhibits

14.   Please confirm that the following three material contracts described on page 87 of your report appear as exhibits to your filing, and, if so, identify the exhibits by number. Alternatively, please tell us why you have not filed the agreements.

        •   Exclusive Call Option Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising

        •   Equity Pledge Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising

        •   Proxy Agreements, dated November 15, 2006, between T2 Technology and shareholders of T2 Advertising

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
    Skadden, Arps, Slate, Meagher & Floam LLP